

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Thomas M. Pierno
Chief Financial Officer
Rosetta Stone Inc.
1919 North Lynn St., 7th fl.
Arlington, Virginia 22209

> **Re:** **Rosetta Stone Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-34283**

Dear Mr. Pierno:

We have reviewed your letter dated June 18, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.   Your response to prior comment 4 indicates that your implementation services do not have standalone value and that you recognize revenue from these services over the length of the subscription (i.e. the contract term). Please tell us your consideration for recognizing these implementation fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

2.   Your disclosure on page F-10 indicates that some of the revenue from non-refundable upfront fees is recognized over the estimated customer life, which was not discussed in your response to comment 4. If any of the non-refundable upfront fees are recognized over the estimated customer life, please tell us whether the non-refundable upfront fees have standalone values and are considered separate units of account and tell us your basis for recognizing the revenue over the estimated customer life. If you do not have non-refundable upfront fees that are recognized over the estimated customer life, please remove the reference from your disclosure in future filings.

3.   We note your response to prior comment 5. It appears from your response that you are not able to estimate the impact of price protection until the triggering event occurs. If you are not able to estimate future price changes at the time of sale to the reseller, please tell us how you are able to conclude that you have met the fixed or determinable fee criteria. Please explain how you considered ASC 985-605-25-36 which indicates that revenue should be deferred until the vendor is able to reasonably estimate the effects of future price changes.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief